Exhibit 99.1

IM Cannabis Announces Form F-3 Resale Registration Statement Filing

TORONTO and GLIL YAM, Israel, June 9, 2026 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, announces that, further to its press releases dated May 7, 2026 and  June 3, 2026, it has filed a resale registration statement on Form F-3 (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”).

The Resale Registration Statement registered an aggregate of 17,276,931 common shares in the capital of the Company (“Common Shares”) comprised of: (i) up to 4,000,000 Common Shares issued or issuable upon the conversion of a convertible promissory note dated April 6, 2026, in the principal amount of US$250,000 and accrued interest (the “April 2026 Promissory Note”); (ii) 6,720,000 Common Shares issued or issuable upon the conversion of a convertible promissory note dated May 7, 2026, in the principal amount of US$300,000 and accrued interest (the “May 2026 Promissory Note”); (iii) 4,375,000 Common Shares issued or issuable upon the conversion of a convertible promissory note dated June 3, 2026, in the principal amount of US$225,000 and accrued interest (the “June 2026 Promissory Note”); (iv) 272,861 Common Shares issuable upon the exercise of a Common Share purchase warrant accompanying the April 2026 Promissory Note; (v) 1,127,820 Common Shares issuable upon the exercise of a Common Share purchase warrant accompanying the May 2026 Promissory Note; and (vi) 781,250 Common Shares issuable upon the exercise of a Common Share purchase warrant accompanying the June 2026 Promissory Note.

The Resale Registration Statement has been filed with the SEC but has not yet become effective. A copy of the Resale Registration Statement will be available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. If declared effective by the SEC, the selling shareholders may use the prospectus relating to the Resale Registration Statement from time to time to resell the securities registered under the Resale Registration Statement. The Company will not receive any proceeds from the sale of any of the Common Shares by the selling shareholders.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, including the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Michal Efraty
Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the review of the Resale Registration Statement by the SEC; the timing of, and whether, the Resale Registration Statement may be declared effective by the SEC; and the ability of the selling shareholders to resell the securities covered by the Resale Registration Statement pursuant to the prospectus, if and when the Resale Registration Statement is declared effective.

These forward-looking statements are based on a number of assumptions, including, among others: that the SEC review process will proceed in the ordinary course; that no material delays, objections or changes will arise in connection with the Resale Registration Statement; that the Company will continue to satisfy applicable regulatory and listing requirements; and that other factors relevant to the Resale Registration Statement and the resale of the underlying securities will not change in a material adverse manner.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: risks that the resale registration statement may not be declared effective on the timeline anticipated by the Company or at all; the possibility of changes in applicable laws, rules or regulatory requirements; the Company’s ability to continue to comply with applicable listing requirements; adverse market conditions; and the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report for the year ended December 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.